NEWS RELEASE FOR IMMEDIATE RELEASE

Victor Zaleschuk Appointed Chair of Agrium’s Board

May 11, 2012

CALGARY, Alberta — The Board of Directors of Agrium Inc. (TSX and NYSE: AGU) announced today that Victor Zaleschuk, a veteran senior financial executive in the energy sector, has been appointed Board Chair, effective at the conclusion of the Annual General Meeting of Shareholders today.

Mr. Zaleschuk, who has served as an Agrium Board member since 2002, is the past President and Chief Executive Officer of Nexen Inc. In addition to his duties at Agrium, he continues to serve on the Board of Nexen Inc. and is Board Chair of Cameco Corporation.

Mr. Zaleschuk has a Bachelor of Commerce degree from the University of Saskatchewan and also holds a Chartered Accountant designation.

Frank Proto has served as Agrium’s Board Chair since 1998 and will remain a member of the Board. Agrium’s Board of Directors and leadership sincerely thank Mr. Proto for all his invaluable experience, stewardship and his contribution in making Agrium one of the largest agriculture companies in the world.

About Agrium

Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Manager, Investor Relations

(403) 225-7437

Mark Thompson, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com